Exhibit 99.1

Alcon Shareholders Approve Dividend Increase and Elect New Members to the Board

HUENENBERG, Switzerland – May 5, 2009 – Alcon, Inc., (NYSE: ACL) announced the following actions were taken by shareholders at the company’s Annual General Meeting of Shareholders held today in Zug, Switzerland:
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Approved a dividend of 3.95 Swiss francs per share to be paid on May 28, 2009 to shareholders of record on May 11, 2009 (U.S. dollar equivalent of $3.49 per share based on exchange rates in effect today).  This dividend represents a 50% increase over the Swiss franc dividend paid in 2008.

•	Elected Kevin Buehler and Joan W. Miller, M.D. as new members of the board of directors for three-year terms of office.
•	Elected Hermann Wirz as a new member of the board of directors for a two-year term of office.
•	Re-elected Paul Bulcke to the board of directors for a three-year term of office.
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Approved the cancellation of 1,043,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. will be reduced from CHF 60,944,541.20 to CHF 60,735,861.20. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2009.

The company also announced that its board of directors elected Cary Rayment as its non-executive chairman and re-elected Francisco Castañer as its vice-chairman in a board meeting that followed the completion of the Annual General Meeting of Shareholders. The term of office of Mr. Gerhard N. Mayr expired effective today and he retired from office and did not stand for re-election. Mr. Mayr was elected to Alcon’s board of directors in 2007. The company expresses its thanks to Mr. Mayr for his contributions and counsel during his service on the board.
Kevin Buehler was appointed president and chief executive officer of Alcon, Inc. effective April 1, 2009. Prior to his appointment, Mr. Buehler was senior vice president, global markets and chief marketing officer, a position he had held since 2006. After joining Alcon in 1984 as a regional sales manager in the Consumer Products Division, Mr. Buehler moved up through this organization over the next several years where he held numerous sales and marketing positions. In 1996, Mr. Buehler was named director of Alcon's U.S. Managed Care and Falcon Generic Pharmaceutical groups, where he gained significant experience with the pharmaceutical and surgical business areas and was promoted to vice president in 1998. The following year he returned to the U.S. Consumer Products Division as vice president and general manager. In January of 2002, Mr. Buehler moved to the International Division as vice president and regional manager, Latin America and Caribbean. He was later named area vice president, Latin America, Canada, Australia and Far East. Mr. Buehler holds a Bachelor of Science degree from Carroll University in Waukesha, Wisconsin, with concentrations in Business Administration and Political Science. He also completed the Harvard Program for Management Development in 1993.

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Joan W. Miller, M.D. is chief and chair of ophthalmology and Henry Willard Williams professor of ophthalmology at the Massachusetts Eye and Ear Infirmary and Harvard Medical School. Dr. Miller’s research interests are focused on ocular neovascularization, particularly as it relates to macular degeneration and diabetic retinopathy, including the role of growth factors, the development of antiangiogenic therapy and photodynamic therapy. Dr. Miller has received numerous awards, including the Rosenthal Award of the Macula Society, the Retina Research Award from the Club Jules Gonin and the Alcon Research Institute Award. Dr. Miller’s professional affiliations include the American Academy of Ophthalmology, Association for Research in Vision and Ophthalmology, Inc. (ARVO) and the New England Ophthalmological Society (NEOS). Dr. Miller earned her Bachelor of Science degree from the Massachusetts Institute of Technology and her medical degree from Harvard Medical School.
Hermann Wirz is chief accounting officer (senior vice president and head of group accounting & reporting) for Nestlé S.A. Mr. Wirz began his career in 1968 in financial and management accounting for Electrical Company Lucerne Switzerland.  From 1969 through 1971, he held a management accounting position for Shell Switzerland. Mr. Wirz joined Nestlé in 1972 and worked in industrial accounting and budgeting functions for Nestlé England, Spain and Venezuela.  He subsequently was appointed manager operational control Latin America for Nestec Switzerland in 1980 and in 1984 was promoted to director of finance & control for Nestlé Peru and for Nestlé Venezuela in 1989. Mr. Wirz was appointed executive vice president and chief financial officer of Nestlé Mexico in 1995 and served in that position through 2000.  He achieved his degree in Business Administration in Lucerne, Switzerland, and has completed the Programme for Executive Development at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

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About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

Doug MacHatton
Vice President, Investor Relations and Corporate Communications
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com